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Free Writing Prospectus
Issuer Free Writing Prospectus dated August 9, 2012
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-183188

GNC HOLDINGS, INC. ANNOUNCES SECONDARY OFFERING AND SHARE REPURCHASE

        Pittsburgh, PA—August 9, 2012—GNC Holdings, Inc. (NYSE: "GNC") (the "Company"), a leading global specialty retailer of health and wellness products, today announced an underwritten offering of 10 million shares of its Class A common stock to be sold by Ares Corporate Opportunities Fund II, L.P. ("Ares") and Ontario Teachers' Pension Plan Board ("OTTP"). The Company is neither issuing nor selling any shares in the offering. The offering is expected to close on August 15, 2012, subject to customary closing conditions. Goldman, Sachs & Co. is the sole underwriter for the offering.

        In addition, the Company announced that it has agreed to repurchase six million shares of its Class A common stock directly from Ares, immediately following the closing of the offering. The share repurchase will be effected in a private, non-underwritten transaction at a price per share equal to the price per share being paid by the underwriter to Ares and OTPP in the offering. The Company expects to use borrowings under its incremental term loan facility and cash on hand to fund the share repurchase. Each of the closing of the share repurchase and the closing of the offering is conditioned on the other.

        The share repurchase will be made pursuant to the Company's previously announced $300 million share repurchase program. In addition to the six million shares being acquired by the Company in the share repurchase, since July 31, 2012 the Company has acquired 1.5 million shares under the share repurchase program in open market purchases. As a result of the foregoing repurchases, the Company currently estimates that its diluted share count will be approximately 105 million for the full year 2012 and approximately 101 million at 2012 year end.

        The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to the offering, when available, may be obtained from:

Goldman, Sachs & Co.
Attn: Prospectus Department
200 West Street
New York, NY 10282
telephone: 1-866-471-2526
facsimile: 212-902-9316
Email: prospectus-ny@ny.email.gs.com

About GNC

        GNC Holdings, Inc., headquartered in Pittsburgh, Pa., is a leading global specialty retailer of health and wellness products, including vitamins, minerals, and herbal supplement products, sports nutrition products and diet products, and trades on the New York Stock Exchange under the symbol "GNC."

        As of June 30, 2012, GNC has more than 7,800 locations, of which more than 6,000 retail locations are in the United States (including 933 franchise and 2,157 Rite Aid franchise store-within-a-store locations) and franchise operations in 55 countries (including distribution centers where retail sales are made). The Company—which is dedicated to helping consumers Live Well—has a diversified, multi-channel business model and derives revenue from product sales through company-owned retail stores, domestic and international franchise activities, third-party contract manufacturing, e-commerce and corporate partnerships. The Company's broad and deep product mix, which is focused on high-margin, premium, value-added nutritional products, is sold under GNC proprietary brands, including Mega Men®, Ultra Mega®, GNC Total Lean™, Pro Performance®, Pro Performance® AMP and Beyond Raw®, and under nationally recognized third-party brands.

        This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company's financial condition, results of operations and business that is not historical information. Forward-looking statements can be identified by the use of terminology such as "subject to," "believes," "anticipates," "plans," "expects," "intends," "estimates," "projects," "may," "will," "should," "can," the negatives thereof, variations thereon and similar expressions, or by discussions of strategy and outlook. While the Company believes there is a reasonable basis for its expectations and beliefs, they are inherently uncertain, and the Company may not realize its expectations and its beliefs may not prove correct. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Actual results could differ materially from those described or implied by such forward-looking statements. For a listing of factors that may materially affect such forward-looking statements, please refer to our most recent reports on Form 10-K and Form 10-Q filed with the U.S. Securities and Exchange Commission.

Contacts:

Investors:
Michael M. Nuzzo, Executive Vice President and CFO
(412) 288-2029

or

Dennis Magulick, Senior Director—Treasury & Investor Relations
(412) 288-4632

        The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter will arrange to send you the prospectus if you request it by calling toll-free Goldman, Sachs & Co. at 1-866-471-2526.

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GNC HOLDINGS, INC. ANNOUNCES SECONDARY OFFERING AND SHARE REPURCHASE